Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell                                               Direct Dial: 202-239-3685                                E-mail: mitra.surrell@alston.com

September 30, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendments Nos. 246 and 256 to the Trust’s
Registration Statement on Form N-1A, filed on August 25, 2015 and
September 28, 2015, respectively

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

Per our conversation on September 29, 2015, this letter amends our response to Comment #3 in the September 25, 2015 response letter to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on September 23, 2015, relating to Post-Effective Amendment No. 246 to the Trust’s Registration Statement on Form N-1A filed on August 25, 2015 regarding the KKM Enhanced U.S. Equity Fund (formerly, the KKM U.S. Equity ARMOR Fund) (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting the staff’s comments was filed on September 28, 2015 in Post-Effective Amendment No. 256. A revised 497 reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section - Principal Investment Strategies

Comment #3

In the first paragraph you state, that the Fund may invest in “large-capitalization U.S. equity securities.” Please provide the range for the large-cap equity securities.

As a follow up to this comment on September 29, 2015, the staff asked that we make clear the Fund’s investment in large-cap securities and/or to modify the disclosure

U.S. Securities and Exchange Commission

September 30, 2015

regarding the capitalization range of the Fund’s investments, as a $5 billion market capitalization seems too low to be considered large-cap and may be misleading.

Response #3

The Registrant has revised the disclosure in response to your comments (please see the full revised disclosure in both the Summary and Statutory section of the Prospectus below). The Registrant revised the disclosure in order to clarify that the equity portion of the Fund’s portfolio invests in securities within the S&P 500 Index.

The Registrant has revised the principal investment strategies section of the Fund as follows in response to your comment:

Summary Section

To pursue its objective, under normal circumstances, the Fund’s portfolio is generally divided between a volatility and equity portion. In allocating between these two portions, the Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s methodology. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Fund generally invests the volatility portion of the portfolio in long and short call and put options on S&P 500 (“S&P 500”) futures contracts, futures contracts based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”) (“VIX Futures Contracts”), long and short call and put options on VIX Futures Contracts and futures contracts on the S&P 500 (“S&P 500 Futures Contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX in proportion to the Adviser’s internal methodology. This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

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September 30, 2015

For the equity portion of the portfolio, the Fund’s equity selection, is limited to companies included in the S&P 500. The S&P 500 Index measures the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization. As of August 31, 2015, the mean total market capitalization of companies in the S&P 500 Index is $36.9 billion. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities. If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Fund.

The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks. Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Statutory Section

To pursue its objective, under normal circumstances, the Fund’s portfolio is generally divided between a volatility and equity portion. In allocating between these two portions, the Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s methodology. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Fund generally invests the volatility portion of the portfolio in long and short call and put options on S&P 500 (“S&P 500”) futures contracts, futures contracts based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”) (“VIX Futures Contracts”), long and short call and put options on VIX Futures Contracts and futures contracts on the S&P 500 (“S&P 500 Futures Contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S.

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September 30, 2015

Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX in proportion to the Adviser’s internal methodology. This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

Volatility-based products typically experience performance drag when the VIX is in “contango,” which is often the case. “Contango” means that the futures price for a commodity or index is higher than the expected spot price (or actual market price) for such commodity or index. When the VIX is in “contango,” products that attempt to track the VIX will typically incur some cost associated with moving from shorter-term to longer-term VIX futures, which may cause such products to underperform the VIX. The Adviser’s methodology attempts to minimize this “contango”-related performance drag.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

For the equity portion of the portfolio, the Fund’s equity selection, is limited to companies included in the S&P 500. The S&P 500 Index measures the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization. As of August 31, 2015, the mean total market capitalization of companies in the S&P 500 Index is $36.9 billion. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities. If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Fund.

The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks. Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In

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September 30, 2015

addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

Exchange-traded options on broad-based equity indices that trade on a national securities exchange registered with the SEC, or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission, generally qualify for treatment as “section 1256 contracts,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, capital gains and losses on “section 1256 contracts” are generally recognized annually based on a marking-to-market of open positions at tax year-end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are “section 1256 contracts.”

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

U.S. Securities and Exchange Commission

September 30, 2015

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3685.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell